News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

FORDING’S FIRST QUARTER RESULTS PROVIDE STRONG
START TO 2005

Net Income Up Substantially in the First Quarter of 2005

CALGARY, April 25, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced strong first quarter results.  Net income was $65 million in the first quarter, up from $11 million in 2004, largely due to higher metallurgical coal sales prices. Net income before unusual items and future income taxes was $60 million in the first quarter of 2005 compared with $4 million in 2004. Cash available for distribution for the first quarter of 2005 was $72 million ($1.46 per unit) while total distributions declared were $64 million ($1.30 per unit).

“We’re pleased with the results of the first quarter,” said Jim Popowich, President of Fording Canadian Coal Trust.  “Robust coal markets provided higher sales prices for metallurgical coal and contributed to improved income from operations. We look forward to providing improved returns to our unitholders as new coal year prices come into effect in the second quarter and sales volumes increase as expansion plans are completed.”

Highlights for the First Quarter:

  The Trust announced its intention to seek unitholder approval of a reorganization that would result in a flow-through structure which would preserve the efficiency of the structure put in place with the 2003 arrangement. Through this structure, distributions received from Elk Valley Coal and NYCO would continue to be taxed at the unitholder level. The reorganization will not proceed unless approved by unitholders and a favourable advance tax ruling is obtained from the Canada Revenue Agency. Full details of the proposed reorganization and risks associated with the transaction are disclosed in the Trust’s Management Information Circular dated April 2, 2005, which was mailed to unitholders and filed on www.sedar.com.

  In early April, Elk Valley Coal and Canadian Pacific Railway Company entered a new five-year agreement for the transportation of coal from the Elk Valley to the Vancouver area ports.  The agreement provides more certainty in rail rates and includes a commitment from CPR to move a base volume of coal sufficient for Elk Valley Coal’s current expansion plans, a framework to move additional tonnes above the base volume in the last three years of the contract.

  Revenues were $295 million, up 20% from 2004 mainly on the strength of higher coal sales prices, partially offset by a higher Canadian dollar.

Fording Canadian Coal Trust	- 1 -

  Cost of product sold decreased 7% to $104 million from $112 million due mainly to the reduction in the Trust’s interest in Elk Valley Coal.

  Transportation costs increased 5% to $104 million from $99 million in 2004 largely on higher rail and port rates for Elk Valley Coal.

Conference Call and Webcast

A conference call to discuss these results will be held Tuesday, April 26 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-814-4859 or 416-850-1243 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on the Trust’s website www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

Ph: (403) 260-9834

403-260-9817

E:  investors@fording.ca

E:  investors@fording.ca

Website:  www.fording.ca

Fording Canadian Coal Trust	- 2 -

Management’s Discussion and Analysis	April 25, 2005

This management’s discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and the notes thereto for the quarter ended March 31, 2005, management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2004, and other public disclosure documents of the Fording Canadian Coal Trust (the Trust).

Fording Canadian Coal Trust

Fording Canadian Coal Trust is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta.

The Trust does not carry on any active business. Through its wholly owned operating subsidiary, Fording Inc., the Trust consolidates a 60% interest in the metallurgical coal operations owned by Elk Valley Coal Partnership and a 100% interest in the industrial mineral operations owned by the NYCO companies. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

References to “we” and “our” in management’s discussion and analysis are to the Trust and Fording Inc., and their consolidated interest in Elk Valley Coal and NYCO as the context requires.

Elk Valley Coal

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world, with approximately 21% of the global market in 2005. Hard coking coal is a premium coal used primarily for making coke by integrated steel mills, which account for approximately 60% of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel-making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has six operating mines. The Fording River, Coal Mountain, Elkview and Line Creek mines and the Greenhills mine (which is operated by a joint venture in which Elk Valley Coal has an 80% interest) are located in the Elk Valley region of southeast British Columbia. The Cardinal River mine operates in west central Alberta. Elk Valley Coal also owns numerous other properties, including the coal preparation plant and coal resources at the former Quintette mine and other coal resources in British Columbia as well as a 46% interest in Neptune Terminals in Vancouver, British Columbia.

The Trust’s results pertaining to Elk Valley Coal consist of our proportionate interest in the operations of the six mines as well as corporate costs related to these operations. Also included are hedging gains and losses, and mineral taxes that are recorded in Fording Inc. but attributable to Elk Valley Coal’s earnings.

NYCO

NYCO consists of the subsidiaries of Fording Inc. that operate wollastonite mining operations in New York State and Mexico and a tripoli mining operation in Missouri. NYCO is the world’s leading producer of wollastonite.

Wollastonite is an industrial mineral that is used in the manufacture of automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli is an industrial mineral that is used primarily in buffing and polishing applications.

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Management’s Discussion and Analysis	April 25, 2005

Important Information Regarding Comparative Financial Statements

When the Elk Valley Coal Partnership was formed in February 2003, the Trust had a 65% interest with the remainder being held by Teck Cominco, the managing partner. The partnership agreement permitted Teck Cominco to increase its interest in Elk Valley Coal by achieving a certain level of synergies through its management of the partnership assets. Teck Cominco achieved the synergy objectives and the partners agreed that the Trust’s interest would be reduced to 62% effective April 1, 2004, 61% on April 1, 2005, and to 60% on April 1, 2006.

The financial results and other information presented in this report reflect the Trust’s 65% interest in Elk Valley Coal from January 1, 2004 to March 31, 2004, and 60% interest commencing with the second quarter of 2004. Readers are cautioned that certain information included in this news release for prior periods may not be directly comparable due to the reduction of the Trust’s interest in Elk Valley Coal effective April 1, 2004.

The Trust accounted for the entire 5% reduction in its interest in Elk Valley Coal in its financial results in the second quarter of 2004. The additional distribution entitlement of 2% for the twelve month period ended March 31, 2005 was included in cash available for distribution over the period ending March 31, 2005. Similarly, the estimated additional distribution entitlement of 1% for the twelve month period ended March 31, 2006 will be included in cash available for distribution over the period ending March 31, 2006.

All financial information in this management’s discussion and analysis and financial statements is unaudited. The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.

Non-GAAP Financial Measures

This management’s discussion and analysis refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. Financial measures such as cash available for distribution, distributable cash and net income before unusual items and future income taxes are not measures recognized under GAAP and do not have standardized meanings prescribed by GAAP. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position and are relevant measures of the ability of the Trust to earn and distribute cash returns to unitholders. These measures may differ from those made by other issuers and accordingly, may not be comparable to such measures as reported by other trusts or corporations.

Caution on Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust's Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by submissions under Form 6-K, are available at www.sec.gov. Information in this document is presented as of April 25, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Fording Canadian Coal Trust	- 4 -

Management’s Discussion and Analysis	April 25, 2005

Overview

	Three months ended March 31

(millions of Canadian dollars, except as noted)	2005	2004
Revenue	$294.9	$245.2
Income from operations	$67.6	$9.0
Net income	$65.3	$10.7
Net income before unusual items and future income	$60.4	$4.0

Basic and diluted earnings per unit:
Net income	$1.33	$0.23
Net income before unusual items and future
income taxes	$1.23	$0.09

Metallurgical Coal Statistics:
Coal sales (million tonnes)	3.4	3.6
Average sales price
U.S.$/tonne	$61.30	$44.90
CDN$/tonne	$83.30	$63.80
Operating expenses
Cost of product sold (CDN$/tonne)	$28.30	$28.80
Transportation (CDN$/tonne)	$30.00	$26.60

Industrial Minerals Statistics (Wollastonite):
Sales (thousands of tonnes)	22	21

Proposed Trust Re-Organization

Partially as a result of increasing metallurgical coal prices, Elk Valley Coal has generated strong cash flows from its production and sale of coal. This in turn has resulted in increased distributions to the partners of Elk Valley coal including Fording Inc. and, indirectly through its ownership of Fording Inc., to the Trust. The current organizational structure of the Trust creates the potential for corporate income taxation at the Fording Inc. level, which would reduce the cash available for distribution to unitholders. The Trustees believe that reorganizing the Trust's structure as announced in March 2005 will address this potential reduction in cash available for distribution to unitholders. This would result in the units being a more competitive currency comparable to other flow-through structures should the Trust decide to issue units for future acquisitions, expansions or other opportunities.

The proposed reorganization is intended to create a flow-through structure that effectively results in distributions received from Elk Valley Coal and NYCO not being taxed at the Fording Inc. level. Instead, distributions received by Fording Inc., and indirectly by the Trust, would be taxed at the unitholder level when distributions are paid to the unitholder. If it proceeds, the reorganization takes the current structure from a “trust on corporation on partnership” structure to a “trust on partnership on partnership” structure.

The reorganization is contingent on the following: a favourable advance tax ruling from the Canadian Revenue Agency (CRA); approval by 66 2/3% of votes cast by unitholders at the Annual and Special Meeting of unitholders to be held on May 4, 2005; and certain other judicial, regulatory and third-party

Fording Canadian Coal Trust	- 5 -

Management’s Discussion and Analysis	April 25, 2005

approvals.  In addition, the Trustees may decide, at their discretion, not to proceed with the reorganization should factors or events occur that, in the opinion of the Trustees, would reduce or eliminate the expected benefits of the reorganization. Such conditions, factors and events as well as information regarding the reorganization are described in detail in the Trust’s Management Information Circular dated April 2, 2005.

The reorganization is not expected to have a material impact on the manner in which the Trust’s distributable cash is calculated and distributed to unitholders. It is anticipated that unitholders should not recognize any income, gain or loss as a result of the reorganization for Canadian and/or U.S. income tax purposes.

Cash Available for Distribution

Cash available for distribution in the first quarter of 2005 generally reflects higher sales prices and earnings from Elk Valley Coal’s metallurgical coal operations. Distributions declared in the first quarter were $1.30 per unit.

	Three months ended
(millions of Canadian dollars,	March 31
except as noted)	2005	2004

Cash available for distribution	$71.5	$19.4
Distributions declared	$63.7	$47.0

Weighted average number of units
outstanding (in millions)	49.0	47.0

Per unit amounts:
Cash available for distribution	$1.46	$0.41
Distributions declared	$1.30	$1.00

In 2004, the difference between cash available for distribution and distributions declared and paid was due mainly to the carry over of the balance of available cash from the fourth quarter of 2003.

The reconciliation from net income to net income before unusual items and future income taxes, which is a non-GAAP measure, is provided in the following table:

	Three months ended
	March 31
(millions of Canadian dollars)	2005	2004

Net income per financial statements	$65.3	$10.7

Add (deduct):
Reduction of interest in Elk Valley Coal	(9.5)	-
Income from change in inventory valuation	-	(10.8)
Future income tax expense	4.6	4.1

Net income before unusual items and future income taxes	$60.4	$4.0

Fording Canadian Coal Trust	- 6 -

Management’s Discussion and Analysis	April 25, 2005

Income from Operations

Elk Valley Coal

	Three months ended
	March 31
(millions of Canadian dollars, except as noted)	2005	2004
Statistics
Coal production (millions of tonnes)	4.0	3.9
Coal sales (millions of tonnes)	3.4	3.6
Average sales price
U.S.$ per tonne	$61.30	$44.90
CDN$ per tonne	$83.30	$63.80
Operating expenses
Cost of product sold (per tonne)	$28.30	$28.80
Transportation (per tonne)	$30.00	$26.60
Income from operations
Revenue	$283.9	$232.0
Cost of product sold	96.5	104.8
Transportation	102.2	96.9
Selling, general and administration	3.1	7.6
Depreciation and depletion	11.5	14.2

Income from operations	$70.6	$8.5

Sales volumes decreased in the first quarter of 2005 compared with 2004 mainly as a result of the 5% reduction in the Trust’s interest in Elk Valley Coal. Elk Valley Coal also scheduled vessel arrivals over the first quarter to lessen the potential for high demurrage costs during the normally difficult winter railing period. This contributed to the lower sales and a build-up of clean coal inventories at the port. First quarter revenues benefited from higher U.S. dollar prices for the 2004 coal year, slightly offset by a higher effective U.S./Canadian dollar exchange rate.

The mines continued to operate at high levels of productivity throughout the first quarter of 2005. Unit cost of product sold decreased slightly from high 2004 levels. Unit costs in 2005 reflect higher diesel costs and operating issues related to an early spring break-up as well as slightly higher start-up costs at Cardinal River. High costs in the comparable period of 2004 resulted from difficulties with rail shipments which resulted in lower production and unplanned maintenance shutdowns.

The most significant cost impact to income from operations was the increase in transportation costs in the first quarter of 2005 due to higher rail and port rates. Rail rates increased due to the new rail contract outlined below, but were offset by a $6 million reduction for an adjustment to the estimated rail expense accrued prior to reaching the new agreement. Port rates were impacted by higher coal prices. These costs were up 5% to $102 million in the first quarter from the same period in 2004. Demurrage charges decreased to approximately $2 million in the first quarter of 2005, compared with $9 million for the same period in 2004. Transportation costs include the cost of rail service, port charges, ocean freight costs on shipments where Elk Valley Coal, rather than the customer, pays for the expense and other costs such as coal testing fees and demurrage charges for vessel waiting times.

In April 2005, Elk Valley Coal and Canadian Pacific Railway Company (CPR) resolved a contract dispute over rail rates and reached a new five-year agreement retroactive to April 1, 2004 for the transportation of metallurgical coal from Elk Valley Coal’s mines in southeastern British Columbia to Vancouver area ports.  In this agreement, CPR has committed to transport coal in an amount that meets Elk Valley Coal’s current

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Management’s Discussion and Analysis	April 25, 2005

planned capacity increases as well as provided a framework to transport additional tonnes above the base volume during the 2006 to 2008 coal years at a premium rate. This provides Elk Valley Coal confidence that its rail needs will be met for current expansion plans. Elk Valley Coal and CPR have also agreed to discontinue all legal and regulatory proceedings relating to their previous contract dispute.

Selling, general and administration costs decreased 59% in the first quarter of 2005. In the first quarter of 2004, costs incurred pursuant to change in control agreements with certain former senior executives contributed to higher selling, general and administration costs.

Lower depletion expense at Cardinal River and the build-up of inventory were the main contributors to the 19% decrease in depreciation and depletion expense in the first quarter of 2005 compared with 2004.

Elk Valley Coal is continuing with the negotiation of agreements to complete the transaction with POSCO and Nippon Steel Corporation announced in December that provides for 10-year sales contracts covering an aggregate of 4.9 million tonnes per annum of coal for 2005, increasing to 6.3 million tonnes per annum for the 2007 coal year onwards. In addition, each company will acquire a 2.5% equity investment in a new entity that will own and operate the Elkview mine. The completion of the transaction is expected to result in a pre-tax gain for the Trust of approximately $25 million on the sale of the 5% interest in the Elkview mine, which will be included in earnings in the period in which the transaction closes.

Expansion Projects

Expansion work continued in the quarter to support Elk Valley Coal’s plans. In 2005, Elk Valley Coal is focused on increasing its annualized productive capacity to 28 million tonnes per year by the end of the year, while achieving its sales target of approximately 27 million tonnes.

Development of the Cheviot Creek pit at the Cardinal River operations is progressing. However, Elk Valley Coal is experiencing delays in deliveries of equipment from manufacturers. In addition, lower than expected sales volumes were transported by Canadian National Railway Company (CN) in the first quarter due to limited train availability. Cardinal River’s 2005 sales volumes are expected to be lower than planned. It is anticipated that the full annualized production rate of 2.8 million tonnes per year will be achieved at the mine at the end of the third quarter of 2005, but total 2005 sales volume from Cardinal River will be subject to CN’s ability to transport the coal. Total cost for the Cardinal River project is expected to be approximately 10% higher than previously forecast due to rising mining costs and the deferral of costs incurred during the start-up period.

Work to increase the capacity of the Fording River plant and mine to from 9.5 to 10.5 million tonnes per year is continuing although it has also encountered delays in equipment delivery. The Trust’s share of capital spending was approximately $7 million in the first quarter of 2005.  It is anticipated that work will be completed as planned in the third quarter of 2005 during a scheduled plant shutdown.

The Trust’s share of equipment purchased at Elkview in the quarter was approximately $4 million. The new equipment will facilitate the increase in Elkview’s annual capacity from six to seven million tonnes of coal by the end of 2007, of which our share will be approximately four million tonnes.

Fording Canadian Coal Trust	- 8 -

Management’s Discussion and Analysis	April 25, 2005

NYCO

Three months ended
(millions of Canadian dollars,	March 31
except as noted)	2005	2004
Statistics - Wollastonite
Sales (thousands of tonnes)	22	21
Average sales price (U.S.$ per tonne)	$395	$446

Income from operations

Revenue	$11.0	$13.2
Cost of product sold	7.7	7.0
Transportation	1.8	1.8
Selling, general and administration	1.0	0.9
Depreciation and depletion	1.1	1.3

Income from operations	$(0.6)	$2.2

Income from NYCO’s operations decreased approximately $3 million in the first quarter of 2005 from the comparable quarter in 2004, primarily due to lower sales prices and the impact of a higher U.S. / Canadian exchange rate. Higher cost of product sold was primarily due to earlier than planned waste mining and ore release, which increased direct mining costs.

Corporate

	Three months ended
	March 31
(millions of dollars)	2005	2004

Selling, general and administration	2.1	1.0
Depeciation, depletion	$0.3	$0.7

Loss from operations	$2.4	$1.7

Corporate costs include general and administration expenses not allocated to specific business segments, and depreciation on corporate assets. Selling, general and administration expenses were higher in the first quarter of 2005 as compared with the first quarter of 2004, primarily due to additional professional services and the timing of discretional expenditures.

Other Income and Expenses

	Three months ended
	March 31
(millions of dollars)	2005	2004
Other income (expense), net
Interest expense	$(2.7)	$(4.9)
Other income (expense), net	(0.7)	13.5
Reduction of interest in Elk Valley Coal	9.5	-

	$6.1	$8.6

Fording Canadian Coal Trust	- 9 -

Management’s Discussion and Analysis	April 25, 2005

The decrease in interest expense is mainly due to lower average debt levels and a lower interest rate on the new loan facility put in place in mid-February 2005.

Other income and expenses includes interest and investment income as well as miscellaneous income and expenses. Included in the first quarter of 2005 was a non-cash foreign exchange translation gain on U.S. dollar denominated bank debt, a write-off of unamortized costs related to the prior bank facility that was refinanced in the quarter and additional costs associated with the proposed reorganization of the Trust. The first quarter of 2004 included unusual income of $11 million from the adoption of a change in accounting practice related to the inclusion of depreciation and depletion in the valuation of product inventories on hand at the start of 2004.

The loss on the reduction of the Trust’s interest in Elk Valley Coal that was recorded in the second quarter of 2004 was offset by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006.  During the first quarter of 2005, the estimate of cash to be received for the additional distribution entitlement of 1% for the twelve months ended March 31, 2006 was revised, resulting in a favourable $9.5 million non-recurring pre-tax adjustment to the reduction of interest in Elk Valley Coal.

Income Taxes

Income tax expense consists primarily of British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal, corporate income taxes and, to a lesser extent, foreign income tax related to NYCO. In the first quarter of 2005 increases in mineral taxes and Crown royalties were offset by lower foreign income taxes and a credit to future income taxes resulting from lower Canadian statutory income tax rates.

In the quarter, Fording Inc. was able to offset taxable income with interest on debt owed to the Trust and available loss carry forwards.

Three months ended			Three months ended
March 31			March 31
(millions of dollars)	2004	2003	2005	2004

Current income taxes:
Canadian corporate income taxes			$0.4	$-
Provincial mineral taxes and Crown royalties			3.3	1.9
Foreign income taxes			0.1	0.9
			3.8	2.8
Future income taxes arising from tax rate changes				-
Future income tax expense
Canadian corporate income taxes			3.1	3.7
Provincial mineral taxes and Crown royalties			1.5	0.4
			4.6	4.1

Total income tax expense			$8.4	$6.9

Fording Canadian Coal Trust	- 10 -

Management’s Discussion and Analysis	April 25, 2005

Liquidity and Capital Resources

	Three months ended
	March 31
(millions of dollars)	2005	2004

Summary of Cash Flows

Operating activities	$61.0	$47.1
Investing activites	(29.6)	(3.8)
Financing activities, excluding distributions	17.8	(0.4)

-1.#QNAN	49.2	42.9

Distributions to unitholders	(63.7)	(46.9)

-1.#QNAN	(14.5)	(4.0)

Cash - beginning of period	64.5	52.5

Cash - end of period	$50.0	$48.5

Cash flows from operating activities are largely influenced by the results of Elk Valley Coal. Cash flows from operating activities increased substantially in the first quarter of 2005 as compared with 2004 due to the $55 million increase in income, driven primarily by higher coal sales prices.  Cash flows from operations include changes in working capital that can fluctuate from period to period. In the first quarter of 2005, accounts receivable decreased due to the adjustment to the Trust’s distribution entitlement from Elk Valley Coal. . Inventories increased from the build-up of clean coal inventories at the port.

Investing activities during the first quarter included capital expenditures of approximately $22 million related to the Cheviot Creek pit at Cardinal River operations and ongoing expansion at the Fording River and Elkview operations. The remaining spending was on sustaining projects, which was $1 million higher than the $6 million spent in 2004.

In February 2005, Fording Inc. and Elk Valley Coal refinanced their bank credit facilities with five-year revolving, floating rate, annually extendible facilities. Fording Inc.’s new credit facility provides for borrowings of up to $400 million and Elk Valley Coal’s facility is for $150 million, both of which are available for general business purposes and can be drawn in Canadian dollars or the U.S. dollar equivalent thereof. During the first quarter of 2005, Fording Inc. borrowed $220 million under the new facility to repay $201 million owing under the previously existing term debt facility and $19 million for expansion capital. Prior to March 31, Fording converted $202 million of these borrowings to U.S. denominated debt of U.S.$167 million. Elk Valley Coal had utilized $71 million of its facility for the issuance of letters of credit and guarantee.

Adequate credit facilities are available to fund working capital, expected capital spending requirements for expansion plans and other requirements. We anticipate that Elk Valley Coal and NYCO have the ability to generate sufficient funds from operating and financing activities to maintain their productive capacity and to fund planned growth and development activities.

Fording Canadian Coal Trust	- 11 -

Management’s Discussion and Analysis	April 25, 2005

Outlook

Due to continued strong demand from the global steel industry, the current tight markets for metallurgical coal are expected to continue into 2006. Contracted coal prices have risen significantly from 2004 levels and sales and production of coal are expected to increase and be at or near capacity.

Elk Valley Coal is progressing with its plans to increase annualized capacity to 28 million tonnes by the end of 2005. Elk Valley Coal expects sales volumes to increase in the second quarter, contributing to a coal sales volume of approximately 27 million tonnes in the year. The Trust’s share of this sales target is approximately 16 million tonnes. The results from Elk Valley Coal’s expansion plans combined with the robust coal markets are expected to provide strong returns in 2005. However, we expect better results in the last half of the year as the first half of 2005 will include 2004 coal year prices until approximately mid-May.

Cash Available for Distribution

Our financial results, and therefore the amount of cash available for distribution to unitholders, are highly dependent on key variables such as coal prices, forward contracts, coal production and sales volumes, the U.S./Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements.  Changes in any of these factors could have a material impact on our results and cash available for distribution to unitholders.

Coal Markets

Hard coking coal markets continue to be very tight as producers are not able to bring new metallurgical coal production to the market quickly enough to fully meet demand of steel producers.  Demand for seaborne hard coking coal is expected to grow at above historical rates through to 2010, driven by demand from China, India and Brazil.

Global demand and production of steel has continued to grow in early 2005, following strong annual growth in world crude steel production in 2004. This strong demand is resulting in high levels of steel production in many geographic areas, which in turn supports demand for hard coking coal from producers such as Elk Valley Coal. Certain European steelmakers are moderating production in view of rising steel inventories. However, many of these producers have announced plans to increase steel production over the next few years, indicating they still see a strong market for steel.

Due to the robust steel market and past variability in Chinese coke exports, steel plants around the world are announcing plans to construct or expand coke-making capacity for the first time in over a decade.  With coal in short supply, some steel producers have signed long-term contracts or purchased interests in coal producers in order to secure additional supplies of hard coking coal to meet their future needs.  Higher coal prices are serving to attract new supply to the market from Canada and Australia. However, significant near-term growth in hard coking coal production has not yet materialised, primarily due to a lack of sufficient infrastructure capacity and difficulties in advancing mine development.

The infrastructure supporting transportation of metallurgical coal from mines is at or near capacity in most parts of the world.  Australia’s rail and port capacity is constrained, which is illustrated by vessel congestion and long waits at Dalrymple Bay located in Australia.  In the United States and Canada, the rail systems are near capacity and require investment to increase capacity for all of their customers.

The global increase in mining activity has led to substantial lead times of up to 18 months for delivery of large mining equipment.  The availability of tires and other parts is also limited, constraining equipment

Fording Canadian Coal Trust	- 12 -

Management’s Discussion and Analysis	April 25, 2005

availability, all of which affects mine production.  In addition, there is a shortage of skilled services that could delay the pace at which mines can be developed or expanded.

The combined impact of these supply constraints indicate that significant new greenfield mines are not expected to come on stream until at least 2007. Should supply problems occur, it may take longer for metallurgical coal markets to return to balance. Due to the cyclical nature of the metallurgical coal industry and the expectation that new supply will influence market dynamics, expansion must be managed with an understanding of future variability in sales prices. Elk Valley Coal has other properties that have the potential to provide additional metallurgical coal volumes in the future if market conditions warrant their development.

Cost of Product Sold

Elk Valley Coal is focused on managing key operating variables, such as mine and plant productivities, yields, strip ratios and haul distances, which directly influence mining costs, in order to maximize cash flows over the long-term. Mining and processing input costs such as fuel, steel, tires, labour and maintenance parts and supplies can also have a significant impact to the cost of producing metallurgical coal.

Increases in prices for petroleum products and for commodities in general have resulted in continuing cost pressures that we expect throughout 2005. In addition, the growth in global mining activities has created a demand for equipment and supplies that outpaces supply. Recently, the risk of a shortage of tires has increased substantially. In order to mitigate any potential negative impact, Elk Valley Coal is monitoring tire availability and undertaking steps to extend existing tire life.  Future operations could be impacted if Elk Valley Coal experiences difficulties obtaining equipment and supplies, particularly tires, on a timely basis. Lastly, costs have increased as the growth in the mining industry has created demand and competition for certain skilled services. These factors could affect production, productivity and costs at Elk Valley Coal’s operations, and have a material adverse effect on cash available for distribution to unitholders.

Taking this into account, Elk Valley Coal’s cost of product sold is anticipated to be between $29 and $30 per tonne in 2005, slightly higher than that incurred in 2004.

Collective Agreements

Collective agreements covering production and maintenance employees at three of Elk Valley Coal’s operations will expire prior to the end of 2005. The collective agreement at the Coal Mountain operation expired on December 31, 2004, and negotiations are ongoing. Agreements at Line Creek and Elkview operations expire at the end of May and October 2005, respectively. The agreement at Fording River operations expires in 2006 while Cardinal River’s agreement expires in 2007.

Should an agreement not be reached at one or more of these operations, work stoppages could occur that may have a material adverse effect on cash available for distribution to unitholders.

Cardinal River Operations

All licenses and approvals have been received for the Cheviot Creek pit and the haulroad at the Cardinal River operations. A number of environmental organizations have applied to the Federal Court seeking a further environmental assessment of the project and challenging certain federal authorizations that the project has received. The Federal Court is expected to hear the applications in June 2005. In addition, Alberta Environment received appeals regarding certain approvals in connection with the project from local individuals. The Environmental Assessment Board issued a decision in April related to one appeal, which is not expected to have a material impact on operations.

Fording Canadian Coal Trust	- 13 -

Management’s Discussion and Analysis	April 25, 2005

While unanticipated, negative decisions related to these legal issues could impact future operations at the site. Elk Valley Coal continues to monitor progress on these legal issues.

Rail Service

The rail systems servicing Elk Valley Coal’s mines are being pressed to meet the current capacity requirements of all industries shipping westbound to Vancouver. In early 2005, rail service was below Elk Valley Coal’s expectations. Taking into account the new rail contract with CP, service levels are expected to be sufficient to move Elk Valley Coal’s planned production volumes. However, rail capacity issues, prolonged labour stoppages, availability of trains, weather problems or other factors that prevent CPR or CN from providing their services could seriously impact Elk Valley Coal’s sales volumes and financial results.

Foreign Exchange Hedging

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. Foreign exchange hedging activities take into account the existing foreign exchange forward contracts of Fording Inc. and Elk Valley Coal. Our hedging policy has no minimum limits. In the first quarter of 2005, outstanding hedges increased by $758 million. Our outstanding foreign exchange forward contracts are disclosed in note 9 to the Consolidated Financial Statements.

Guidance

The following table outlines the Trust’s current expectations for the 2005 calendar year, except for the 2005 coal year prices. These estimates are based on management’s judgement, which are subject to known and unknown risks as well as uncertainties and other factors. Accordingly, actual results may differ materially from the estimated amounts disclosed in the table.

-	-	Trust at 60%

Coal sales (million tonnes)	16

Coal prices (U.S.$/tonne)
2005 coal year	$122
2005 calendar year	$100

Cost of product sold, coal (CDN$/tonne)	$29 - 30

Transportation, coal (CDN$/tonne)	$37 - 38

Capital expenditures (CDN$ millions)
Sustaining expenditures	$35
Expansion expenditures	$65

Fording Canadian Coal Trust	- 14 -

Management’s Discussion and Analysis	April 25, 2005

Sensitivities

The table that follows outlines the approximate sensitivity in 2005 of cash available for distribution per unit based on changes in certain key variables throughout the balance of the year. These sensitivities are calculated before any cash reserve and include our distribution entitlement in Elk Valley Coal, take into account our current foreign currency hedges, exclude any potential impact from the proposed reorganization and are based on the weighted average number of units expected to be outstanding throughout the balance of the year prior to the proposed three-for-one unit split, if approved (see below).

Variable	Change	$ /unit

Cost of coal product sold	CDN$1.00/tonne	$ 0.19
Price of coal	U.S.$1.00/tonne	$ 0.21
Elk Valley Coal’s sales	1 million tonnes	$ 0.40
U.S./Canadian dollar exchange rate	U.S. 1 cent	$ 0.07
Capital expenditures of the Trust	CDN$1 million	$ 0.02

Number of Units Outstanding

There were approximately 49 million trust units outstanding on March 31 and April 25, 2005. Approximately 38,000 options were outstanding under the exchange option plan as of March 31, 2005 and 37,250 options as of April 25, 2005.

Unitholders will be asked to approve a three-for-one split of the Trust's units at the Annual and Special Meeting on May 4, 2005. It is anticipated that the unit split will result in a corresponding reduction in the market price per unit making them more affordable for the average investor.

Risk Factors

Unitholders should refer to the ‘Risk Factors’ in the 2004 annual report and in the management information circular dated April 2, 2005 for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.

 __________________________________

Fording Canadian Coal Trust	- 15 -

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)
	Three months ended
(millions of Canadian dollars,	March 3
except per unit amounts)	2005	2004
Revenues	$294.9	$245.2
Expenses
Cost of product sold	104.2	111.8
Transportation	104.0	98.7
Selling, general and administration	6.2	9.5
Depreciation and depletion	12.9	16.2
	227.3	236.2
Income from operations	67.6	9.0

Other income (expense)
Interest expense	(2.7)	(4.9)
Other income (expense), net (note 3)	(0.7)	13.5
Reduction of interest in EVCP (note 4)	9.5	-

Income before taxes	73.7	17.6

Income tax expense (note 5)	8.4	6.9

Net income	$65.3	$10.7

Weighted average number of units
outstanding (millions) (note 10)	49.0	47.0
Basic and diluted earnings per unit (note 10)	$1.33	$0.23

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
	Three months ended
	March 31
(millions of Canadian dollars)	2005	2004

Balance - beginning of period	$340.6	$190.4

Net income for the period	65.3	10.7

Balance - end of period	$405.9	$201.1

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 16 -

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
Three months ended			Three months ended
March 31			March 31
(millions of Canadian dollars)	2005	2004	2005	2004

Operating activities
-1.#QNAN	$60.5	$30.6	$65.3	$10.7
Items not using (providing) cash:
Depreciation and depletion	13.9	17.3	14.4	16.4
Reduction of interest in EVCP	13.9	17.3	(9.5)	-
Provision for asset retirement obligations, net	0.5	0.5	1.0	0.9
Future income taxes	(1.2)	(3.2)	4.6	4.1
Income from change in inventory valuation	-	-	-	(10.8)
Loss on disposal of assets	0.1	0.2	-	0.1
Other items, net	0.9	(0.8)	0.8	0.7

	88.6	61.9	76.6	22.1

Decrease (increase) in non-cash working capital	26.5	26.3	(15.6)	25.0

Cash from operating activities	115.1	88.2	61.0	47.1

Investing activities
Additions to capital assets	(25.9)	(6.7)	(29.1)	(5.7)
Proceeds on disposal of assets	0.5	-	0.1	0.3
Other investing activities, net	1.9	(1.4)	(0.6)	1.6

Cash used in investing activities	(23.5)	(8.1)	(29.6)	(3.8)

Financing activities
Increase (decrease) in long-term debt	(0.2)	1.3	17.7	(0.6)
Issuance of units, net	0.9	1.4	0.1	0.3
Other financing activities, net	(0.2)	(2.4)	-	(0.1)

Financing activities, before distributions	0.5	0.3	17.8	(0.4)

Distributions declared	(63.7)	(46.9)	(63.7)	(47.0)
Increase in distributions payable	9.8	0.1	-	0.1
Financing activities related to distributions	(53.9)	(46.8)	(63.7)	(46.9)

Financing activities related to distributions	(53.4)	(46.5)	(45.9)	(47.3)

Cash used in financing activities	38.2	33.6	(14.5)	(4.0)

Cash and cash equivalents		9.9
- beginning of period	40.2	36.2	64.5	52.5

Cash and cash equivalents - end of period	$78.4	$69.8	$50.0	$48.5

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 17 -

CONSOLIDATED BALANCE SHEETS
(unaudited)
	March 31	December 31
(millions of Canadian dollars)	2005	2004

Assets
Current assets
Cash and cash equivalents	$50.0	$64.5
Accounts receivable	79.3	86.8
Inventory	141.1	113.0
Prepaid expenses	4.6	2.6

	275.0	266.9

Capital assets	646.2	635.8
Goodwill	44.4	44.4

Other assets	20.6	21.1

	$986.2	$968.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$125.5	$132.6
Income taxes payable	13.4	10.7
Distribution payable	63.7	63.7
Current portion of long-term debt (note 7)	1.3	1.7
	203.9	208.7
Long-term debt (note 7)	223.4	205.2
Other long-term liabilities (note 8)	89.6	91.9
Future income taxes (note 5)	185.0	180.4

Commitments and contingencies (note 9)
	701.9	686.2

Unitholders' equity (note 10)
Trust units	357.8	357.7
Accumulated earnings	405.9	340.6
Accumulated cash distributions	(487.4)	(423.8)
Foreign currency translation adjustments	8.0	7.5
	284.3	282.0

	$986.2	$968.2

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 18 -

Notes to Consolidated Financial Statements
(unaudited)	April 25, 2005

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of the Province of Alberta. It was created pursuant to a Declaration of Trust in connection with a plan of arrangement effective February 28, 2003 (the Arrangement). These consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the Arrangement (Old Fording). All assets and liabilities are recorded at historical cost.

The Trust holds all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. Through Fording Inc., at March 31, 2005 the Trust held a 62% interest in the metallurgical coal operations owned by Elk Valley Coal Partnership (EVCP), and a 100% interest in the industrial mineral operations owned by Nyco Minerals, Inc. and Minera Nyco SA de CV (collectively NYCO).

EVCP and NYCO are separate reportable segments within the Trust.  EVCP mines and processes metallurgical coal from six mines located in British Columbia and Alberta, Canada.  NYCO mines and processes wollastonite and other industrial minerals from two operations in the United States and one operation in Mexico.  Each segment is a distinct strategic business unit that offers different products and services and is managed separately due to different operational and marketing strategies.

At February 28, 2003, Fording Inc. held a 65% interest in EVCP and the remaining 35% interest in EVCP was held by Teck Cominco and its affiliates.  The agreement governing EVCP provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to EVCP exceed certain target levels. At April 1, 2005, the Trust’s interest decreased to 61% while Teck Cominco’s interest increased to 39%, as discussed in note 4.

These consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto included in the Trust’s Annual Report for 2004 and other public disclosure documents of the Trust and Old Fording.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis in its 2004 Annual Report.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2004.

Certain comparative figures have been reclassified to conform to the presentation adopted in 2005.

Fording Canadian Coal Trust	- 19 -

Notes to Consolidated Financial Statements
(unaudited)	April 25, 2005

3.  OTHER INCOME (EXPENSE), NET

	Three months ended		Three months ended
	March 31		March 31
(millions of Canadian dollars)	2005	2004	2005	2004

Interest and investment income	$1.2	$(0.9)	$0.2	$1.0
Change in inventory valuation	-	-	-	10.8
Other	2.1	0.3	(0.9)	1.7

	$3.3	$(0.6)	$(0.7)	$13.5

4.  REDUCTION OF INTEREST IN EVCP

EVCP was initially owned 65% by the Trust and 35% by Teck Cominco, the managing partner. The agreement governing EVCP provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to EVCP exceed certain target levels. The report of an independent expert engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco’s interest to 40%.

The Trust and Teck Cominco agreed that substantial synergies have been achieved. As a result, the partners agreed that the Trust’s distribution entitlement was reduced to 62% effective April 1, 2004 and to 61% on April 1, 2005, and will be reduced to 60% on April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco’s entitlements will increase correspondingly over the same period.

A $37.5 million non-cash charge to earnings, reflecting the entire 5% reduction in the Trust’s interest in EVCP was recorded in the second quarter of 2004. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006.  During the first quarter of 2005, the estimate of cash to be received for the additional distribution entitlement of 1% for the twelve months ended March 31, 2006 was revised.  This resulted in a favourable $9.5 million pre-tax adjustment to the reduction of interest in EVCP, which has been included in other income for the first quarter of 2005.

Results of operations commencing with the second quarter of 2004 reflect the Trust’s 60% interest in EVCP, while results for the first quarter of 2004 include the Trust’s 65% interest.

Fording Canadian Coal Trust	- 20 -

Notes to Consolidated Financial Statements
(unaudited)	April 25, 2005

5.	INCOME TAXES

Income tax expense is made up of the following components:

		Three months ended
		March 31
	(millions of dollars)	2005	2004
	Current income taxes:
	Canadian corporate income taxes	$0.4	$-
	Provincial mineral taxes and Crown royalties	3.3	1.9
	Foreign income taxes	0.1	0.9
		3.8	2.8
	Future income tax expense
	Canadian corporate income taxes	3.1	3.7
	Provincial mineral taxes and Crown royalties	1.5	0.4
		4.6	4.1

	Total income tax expense	$8.4	$6.9

	Future income taxes consist of the following:

		March 31	December 31
	(millions of Canadian dollars)	2005	2004
	Canadian corporate income taxes	$127.9	$124.8
	Provincial mineral taxes and Crown royalties	46.3	44.8
	Foreign corporate income taxes and other	10.8	10.8

		$185.0	$180.4

6. DISTRIBUTABLE CASH

Distributable cash is a term defined in the Declaration of Trust and generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording Inc. is the principal contributor to distributable cash of the Trust. Fording Inc. distributes its available cash to the Trust in a quarter, which is derived from results for the quarter and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities and other financial or legal requirements. Future distributions of available cash will take into account these factors and any amounts paid in prior periods that were greater or less than the actual distributable cash for those prior periods.

Available cash generated by Fording Inc. and paid to the Trust is the principal source of distributable cash paid to unitholders.  Distributions declared and payable in 2004 included $18.5 million of cash available for distribution carried over from 2003.

Fording Canadian Coal Trust	- 21 -

Notes to Consolidated Financial Statements
(unaudited)	April 25, 2005

		Three months ended
		March 31
(millions of Canadian dollars)		2005	2004

Cash Available for Distribution

Cash flows from operating activities		$61.0	$47.1
Add (deduct):	$
Increase (decrease) in non-cash working capital		15.6	(25.0)
Sustaining capital expenditures, net		(5.9)	(2.4)
Capital lease payments		$(0.7)	(0.4)
Other		1.5	0.1
Cash reserve		-	-
Cash available for distribution		$71.5	$19.4

Distributions Declared and Payable		$63.7	$47.0

Distributable cash and cash available for distribution have no standardized meaning and are not defined by generally accepted accounting principles in Canada. Accordingly, distributable cash and cash available for distribution as it is presented above may not be comparable to similarly named measures presented by other trusts.

7. LONG-TERM DEBT, BANKING FACILITIES AND FINANCIAL INSTRUMENTS

	March 31	December 31
(millions of Canadian dollars)	2005	2004

Long-term debt
Bank debt
Extendable revolving variable rate term loans:
U.S.$167 million with interest at rates varying
from 3.5% to 3.7%	$202.0	$-
Canadian dollar loans bearing interst at 4.3%	17.5	-
Term loan with interest at varying rates
from 5.6% to 6.3%	-	$201.0
	219.5	201.0

Other debt
Equipment financing due 2009 bearing
interest at 5.1%	5.0	5.2
Capital lease obligations expiring in
2005 with interest rates
varying from 5.0% to 7.1%	0.3	0.7

	224.8	206.9

Less current portion	(1.3)	(1.7)

	$223.4	$205.2

Fording Canadian Coal Trust	- 22 -

Notes to Consolidated Financial Statements
(unaudited)	April 25, 2005

Fording Inc.’s bank credit facilities provide for a floating rate, five-year, annually extendable $400 million facility and are supported by an unsecured guarantee by EVCP, limited in recourse to any partner’s interest in EVCP (other than Fording Inc.) and a general security agreement over the assets of Fording Inc. including its interest in EVCP.

The EVCP facility provides for a floating rate, five-year, annually extendable, $150 million revolving facility, which is to be secured by a general security interest over the assets of EVCP.

Funds available under both facilities may be drawn in either Canadian or U.S. currency subject to the Canadian dollar limit of each facility.

At March 31, 2005, the Trust’s share of other uses of bank facilities in the form of issued and outstanding letters of credit and guarantee was $42.5 million. The Trust’s share of unused bank facilities at March 31, 2005 was $228.0 million.

8.  OTHER LONG-TERM LIABILITIES

	March 31		December 31
(millions of Canadian dollars)	2005	-	2004

Asset retirement obligations	$67.1		$68.9
Pension and other post-retirement benefits	20.9		21.4
Other, net	1.6		1.6

	$89.6		$91.9

Pension and other post-retirement benefits

Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense for the first quarter of 2005 was $2.5 million (2004 - $2.3 million).

9.  COMMITMENTS AND CONTINGENCIES

Foreign exchange forward contracts

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of EVCP and Fording Inc. The following table summarizes the Trust’s outstanding hedged positions at March 31, 2005.

	Amount Hedged (millions of U.S.$)
	EVCP		Fording	Trust's	Average Exchange Rates
Year	1.000000	0.600000	Inc.	Total	(U.S.$1 = CDN$)	(CDN$1 = U.S.$)

2005	$265	$159	$763	$922	1.28	0.78
2006	95	57	318	375	1.29	0.77
2007	-	-	16	16	1.46	0.69

	$360	$216	$1,097	$1,313

Fording Canadian Coal Trust	- 23 -

Notes to Consolidated Financial Statements
(unaudited)	April 25, 2005

At March 31, 2005, the Trust’s portion of unrealized gains on foreign exchange forward contracts was $104.7 million based on the U.S./Canadian dollar exchange rate of U.S. $0.83. The Trust’s realized gain on foreign exchange forward contracts included in revenues for the first quarter of 2005 was $27.8 million (2004 - $15.9 million).

Neptune Terminals guarantee

EVCP’s proportionate share of its guarantee of the outstanding bank indebtedness of Neptune Terminals was $17.7 million at the end of the first quarter of 2005. The Trust’s share of this guarantee was $10.6 million.

Other

EVCP and CPR reached an agreement with respect to westbound rail rates in April 2005, which settled the dispute outstanding at December 31, 2004.  There are no material changes to other commitments and contingencies from those reported in the annual consolidated financial statements included in the Trust’s Annual Report for 2004.

10.  UNITHOLDERS’ EQUITY

Authorized

The Trust has an unlimited number of units authorized for issuance pursuant to the Declaration of Trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and carry equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

Units issued and outstanding
	Three months ended
	March 31, 2005
(in millions of units and Canadian dollars)	Units Amount

Balance, beginning of period	49.0	$357.7
Issued on exercise of options	-	0.1
Balance, end of period	49.0	$357.8

Under the Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust under the exchange option plan.  The Trust has not granted any options since its formation. At March 31, 2005, there were approximately 38,000 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $14.44 per unit and the remaining weighted average contractual life is 4.1 years. Certain exchange options also have accompanying unit appreciation rights.

Fording Canadian Coal Trust	- 24 -

Notes to Consolidated Financial Statements
(unaudited)	April 25, 2005

Accumulated Distributions to Unitholders

	Three months ended
	March 31
(millions of Canadian dollars)	2005	2004

Opening accumulated cash distributions	$423.8	$210.3
Distributions declared and payable (note 6)	63.7	47.0

Closing accumulated cash distributions	$487.4	$257.3

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. The weighted average number of units outstanding for purposes of calculating earnings per unit on both a basic and fully diluted basis was 49 million units for the quarter ended March 31, 2005 and 47 million units for the quarter ended March 31, 2004.

11.  UNIT-BASED COMPENSATION

	Three months ended
	March 31
(millions of Canadian dollars)	2005	2004

Employee unit purchase plan	$0.1	$0.1
Unit equivalent plan	0.7	0.4

	$0.8	$0.5

The total number of units purchased on behalf of the employees pursuant to the employee unit purchase plan, including the employer’s contributions, was 4,353 units for the first quarter of 2005 (2004 – 8,398).

A unit equivalent plan is in place for Trustees and Directors. Trustees and Directors receive a portion of their compensation in unit equivalents. The unit equivalents when granted are valued using the five-day weighted average trading price of a unit immediately preceding the award date and are subsequently revalued each quarter at fair market value.  The total charge to income for Unit Equivalent Plan includes the cost of vested unit equivalents and any changes in the fair value of the units during the year.

Fording Canadian Coal Trust	- 25 -

Notes to Consolidated Financial Statements
(unaudited)	April 25, 2005

12.  SEGMENT INFORMATION

Three months ended
March 31
(millions of Canadian dollars)	2005	2004

Elk Valley Coal
Revenues	$283.9	$232.0
Cost of product sold	(96.5)	(104.8)
Transportation	(102.2)	(96.9)
Selling, general and administration	(3.1)	(7.6)
Depreciation and depletion	(11.5)	(14.2)

-1.#QNAN	70.6	8.5
Interest expense
Interest expense	(0.1)	(0.2)
Other income (expense)	0.4	10.4
Income tax (expense)	(8.2)	(6.0)
Income	62.7	12.7

NYCO
Revenues	11.0	13.2
Cost of product sold	(7.7)	(7.0)
Transportation	(1.8)	(1.8)
Selling, general and administration	(1.0)	(0.9)
Depreciation and depletion	(1.1)	(1.3)

-1.#QNAN	(0.6)	2.2
Interest expense	-	-
Other income (expense)	-	0.5
Income tax (expense)	(0.2)	(0.9)
-1.#QNAN	(0.8)	1.8

Corporate
Selling, general and administration	(2.1)	(1.0)
Depreciation and depletion	(0.3)	(0.7)

Loss from operations	(2.4)	(1.7)

Interest expense	(2.6)	(4.9)
Other income (expense)	(1.1)	2.8
Reduction of interest in EVCP	9.5	-
Income taxes
Income (loss)	3.4	(3.8)

Consolidated
Revenues	294.9	245.2
Cost of product sold	(104.2)	(111.8)
Transportation	(104.0)	(98.7)
Selling, general and administration	(6.2)	(9.5)
Depreciation and depletion	(12.9)	(16.2)
Income from Operations	67.6	9.0
Interest expense	(2.7)	(4.9)
Other income (expense)	(0.7)	13.5
Reduction of interest in EVCP	9.5	-
Net income tax expense	(8.4)	(6.9)
Net income	$65.3	10.7

Fording Canadian Coal Trust	- 26 -